Exhibit 21

Subsidiaries of AngioDynamics, Inc.

Subsidiary	State of Incorporation or Organization
Leocor, Inc.	Delaware
RITA Medical Systems, LLC	Delaware
AngioDynamics UK Limited	United Kingdom
Oncobionic, Inc.	California